June 13, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Division of Corporation Finance

Washington, DC 20549-2000

Re:	Parnell Pharmaceuticals Holdings Ltd.

Registration Statement on Form F-1 (File No 333-196065)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company's proposed public offering of up to 4,140,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EST) on June 17, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 9, 2014 through the date hereof:

Preliminary Prospectus dated June 9, 2014:

Approximately 1,200 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

JEFFERIES LLC

Piper Jaffray & Co.

As Representatives of the several Underwriters

By: JEFFERIES LLC

By: /s/ Ashley Delp

       Ashley Delp

       Managing Director

By: PIPER JAFFRAY & CO.

By:  /s/ Roderick O’Neill

        Roderick O’Neill

        Managing Director